September 8, 2021
Dear Quentin:

We are pleased to offer you the position of President and Chief Executive Officer of iRhythm Technologies, Inc. (the “Company”) and it will be expected that you join the Company’s Board of Directors (the “Board”). In this capacity, you will be responsible for the overall management of the Company, reporting to the Board. You shall devote your best efforts and full business time, skill and attention to the performance of your duties. Your service on other boards requires advance approval of the Board and is restricted to non-competitive entities. You may engage in civic and not-for-profit activities as long as such activities do not interfere with the performance of your duties hereunder. If you decide to join us, the terms and conditions of your employment and benefits are outlined in Exhibit A. You should note that the Company may modify job titles, salaries, and benefits from time to time as it deems necessary.

If you decide to join the Company, it will be recommended to the Compensation Committee of the Board (the “Compensation Committee”) and to the Board that, in October 2021, the Company grant you equity awards with an aggregate grant date value of nine million dollars ($9,000,000), consisting of the following:

1.An award of restricted stock units (“RSUs”) covering a number of shares of the Company’s common stock with an aggregate grant date value of six million dollars ($6,000,000), which will vest annually over four years at the rate of twenty-five percent (25%) per year, subject to your continuing employment through each vesting date.

2.An award of performance stock units (“PSUs”) covering a number of shares of the Company’s common stock with an aggregate grant date value of three million dollars ($3,000,000), which will vest pursuant to the performance-based metrics applicable to the Company’s management team generally as set forth in the Company’s 2021 PSU incentive program as previously approved by the Board, subject to your continuing employment through the applicable vesting date.

In addition, it will be recommended to the Compensation Committee and to the Board that, in February 2022, the Company grant you equity awards with an aggregate grant date value of five million dollars ($5,000,000), consisting of the following:

1.An award of PSUs covering a number of shares of the Company’s common stock which will vest pursuant to the performance-based metrics established for the Company’s management team generally, to be set forth in the Company’s 2022 PSU incentive program, as determined by the Board in its sole discretion, subject to your continuing employment through the vesting date.

Each equity award will be subject to the terms and conditions of the Company's 2016 Equity Incentive Plan (as amended from time to time, the “2016 Plan”) and, as applicable, a PSU agreement or RSU agreement thereunder.

For purposes of this letter, the grant date value of each award will be determined in accordance with the Company’s standard equity grant practice, which typically means, with respect to awards of PSUs and RSUs, the grant date value will be calculated based on the twenty (20) day average closing price of the Company’s common stock as reported on the Nasdaq Global Select Market prior to and including the date of approval, or such other methodology the Board or Compensation Committee may determine prior to the grant of the awards becoming effective.

No right to any stock is earned or accrued until such time that vesting occurs, nor does the grant of the equity awards confer any right to continue vesting or employment.

The Company is excited about your joining and looks forward to a beneficial and productive relationship. Nevertheless, you should be aware that your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. We request that, in the event of resignation, you give the Company at least two weeks’ notice.

The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any.

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is the Company's understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. Similarly, you agree not to bring any third party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way utilize any such information.

As a Company employee, you will be expected to abide by the Company's rules and standards. As a condition of your employment, you are also required to sign and comply with an At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement (“CIIAA”) which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company, and non-disclosure of Company proprietary information. In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that (i) any and all disputes between you and the Company will be fully and finally resolved by binding arbitration, (ii) you are waiving any and all rights to a jury trial but all court remedies will be available in arbitration, (iii) all disputes will be resolved by a neutral arbitrator who will issue a written opinion, (iv) the arbitration will provide for adequate discovery, and (v) the Company will pay all the arbitration fees, except an amount equal to the filing fees you would have paid had you filed a complaint in a court of law. Please note that we must receive your signed CIIAA before your first day of employment.

To accept the Company's offer, please sign and date this letter in the space provided below. If you accept our offer, we anticipate your first day of employment will be October 4, 2021. This letter, along with any agreements relating to proprietary rights between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements including, but not limited to, any representations made during your recruitment, interviews or pre-employment negotiations, whether written or oral. This letter, including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement signed by the Chairman of the Board of the Company and you. This offer of employment will terminate if it is not accepted, signed and returned by September 13, 2021. An At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement will follow in a separate communication should you decide to accept.

We look forward to your favorable reply and to working with you at iRhythm Technologies, Inc.

Sincerely,

/s/Abhijit Y. Talwalkar
Abhijit Y. Talwalkar
Chairman of the Board of Directors

Agreed to and accepted:
Signature:	/s/ Quentin S. Blackford
Printed Name:	Quentin S. Blackford
Date:	September 9, 2021

Exhibit A

Services and Benefits for Quentin Blackford

Position: President and Chief Executive Officer and Director

Base Pay Rate: You will be a full-time employee, with a base salary rate of $650,000 annually, which will be earned and payable in substantially equal installments in accordance with the Company’s payroll policy.

Bonus:  Each calendar year commencing in 2022, you will be eligible to earn a target bonus of 100% of your annual base salary at the time of bonus approval.  The actual bonus, if any, will be based on achievement of financial targets and/or other performance objectives set by the Company, and the bonus, to the extent the applicable performance objectives are achieved, will generally be paid within 90 days after the close of a calendar year.  The eligible bonus amount will be prorated for any calendar quarter in which you are not employed for an entire quarter, and you must be employed on the date that your bonus, if any, is paid in order to earn and be eligible to receive the bonus.

Signing Bonus: You will receive a one-time signing bonus in the amount of $675,000. This bonus will be paid in one lump sum on the first regularly scheduled pay date in 2022, and all regular payroll taxes will be withheld.

In the event your employment with the Company is terminated within 24 months of your date of hire due to (1) your resignation without Good Reason, as defined in our Change of Control and Severance Policy, or (2) your termination for Cause, as defined in our Change of Control and Severance Policy, you will be responsible for reimbursing the Company for a portion of the full amount of the Signing Bonus within 60 days of your employment termination date, with such portion equal to the product (rounded to the nearest whole cent) of: (i) the gross amount of the Signing Bonus multiplied by (ii) a fraction (A) the numerator of which is equal to the difference between (x) 24 minus (y) the number of completed months you have served as the Company’s regular, full-time Chief Executive Officer as measured immediately prior to your termination date and (B) the denominator of which is 24. By your signature on this offer of employment, you authorize the Company to withhold the portion of the Signing Bonus calculated pursuant to the prior sentence from any separation payments and/or other final pay you receive upon such termination of employment.

Benefits and Expenses: You will be entitled to participate in the benefit plans and programs generally available from time to time to employees of the Company, subject to the terms of such plans and programs. This includes four weeks per year of Paid Time Off, in addition to specified Holidays, among other benefits.

Severance: You may be eligible to receive severance benefits in the event your employment is terminated under certain conditions pursuant to the terms of our Change of Control and Severance Policy and a participation agreement thereunder.